SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2006

LG.Philips LCD Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

QUARTERLY REPORT

(From January 1, 2006 to March 31, 2006)

THIS IS A TRANSLATION OF THE QUARTERLY REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A NON-CONSOLIDATED BASIS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN KOREA, OR KOREAN GAAP, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

Contents

(All information is presented on a non-consolidated Korean GAAP basis)

Attachment:	1. Korean GAAP Non-consolidated Financial Statements
2. U.S. GAAP Consolidated Financial Statements

1.	Overview

A.	Industry

(1)	Industry characteristics and growth potential

-	TFT-LCD technology is one of the most widely used technologies in the manufacture of flat panel displays and the demand for flat panel displays is growing rapidly. The flat panel display industry is characterized by high entry barriers due to rapidly evolving technology, capital-intensive characteristics, and the significant investments required to achieve economies of scale, among other factors. There is strong competition between a limited number of players within the industry and production capacity in the industry, including ours, is being continually increased.

-	The demand for LCD panels for Notebook Computers & Monitors has been closely related to the IT industry cycle. The demand for LCD panels for TVs is growing with the start of HDTV broadcasting and as LCD TV is anticipated to play a key role in the digital display area. We expect competition between TFT-LCD and PDP technologies to intensify in the area of large flat TV products. In addition, LCD panel markets for applications, such as mobile phones, PDAs, medical applications and automobile navigation systems, among others, are growing steadily.

-	The average selling prices of our display panels have declined in general and are expected to continually decline with time irrespective of industry-wide fluctuations as a result of, among other factors, technology advances and cost reductions.

(2)	Cyclicality

-	The TFT-LCD business has high cyclicality as well as being a capital intensive business. In spite of the increase in demand for products, this industry has experienced periodic volatility caused by imbalances between demand and supply due to capacity expansion within the industry.

-	Intense competition and expectations of demand growth may lead panel manufacturers to invest in manufacturing capacity on similar schedules, resulting in a surge in capacity when production is ramped up at new fabrication facilities.

-	During such surges in capacity growth, our customers can exert and have exerted strong downward pricing pressure, resulting in sharp declines in average selling prices and significant fluctuations in our gross margins. Conversely, demand surges and fluctuations in the supply chain can lead to price increases.

(3)	Competitiveness

-	Our ability to compete successfully depends on factors both within and outside our control, including product pricing, performance and reliability, successful and timely investment and product development, success of our end-brand customers in marketing their brands and products, component and raw material supply costs, foreign exchange rate and general economic and industry conditions.

1

-	Core competitiveness includes technology leadership, capability to design new products and premium products, timely investment in advanced fabs, cost leadership through application of large production lines, innovation of process and productivity, and collaborative customer relationships.

-	Most importantly, cost leadership and stable and long-term relationships with customers are critical to secure profit even in a buyer’s market.

-	A substantial portion of our sales is attributable to a limited group of end-brand customers and their designated system integrators. The loss of these end-brand customers, as a result of customers entering into strategic supplier arrangements with our competitors or otherwise, would thus result in reduced sales.

-	Developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. We take active measures to protect our intellectual property internationally by obtaining patents and undertaking monitoring activities in our major markets. It is also necessary to recruit and retain the experienced key staffs and highly skilled line operators.

(4)	Sourcing material

-	Materials are sourced in-house (color filters) as well as from domestic and overseas vendors. However, recently, the domestic portion is growing due to the active participation of domestic vendors.

-	The shortage of raw materials may arise temporarily due to the rapid increase in demand for raw materials resulting from capacity expansion in the TFT-LCD industry.

-	We have purchased, and expect to purchase, a substantial portion of our equipment from a limited number of qualified foreign and local suppliers. From time to time, increased demand for new equipment may cause lead times to extend beyond those normally required by the equipment vendors.

(5)	Others

-	Most TFT-LCD panel makers are located in Asia.

a. Korea: LG.Philips LCD, Samsung Electronics (including Joint Venture between Samsung Electronics and Sony Corporation), BOE-Hydis

b. Taiwan: AU Optronics, Chi Mei Optoelectronics, CPT, QDI, etc.

c. Japan: Sharp, Hitachi, etc.

d. China: SVA-NEC, BOE-OT, etc.

2

B.	Company

(1)	Business overview

-	We started the TFT-LCD business in 1998. We currently operate seven fabrication facilities located in Gumi and Paju, Korea and four module facilities located in Gumi & Paju, Korea and Nanjing, China.

-	We became the first LCD maker in the world which commenced commercial production at a 4th generation fab (P3) in July 2000 and at a 5th generation fab (P4) in March 2002, and we started mass production at our 6th generation fab (P6) in August 2004, which allows us to produce LCD panels for large TVs and monitors. Following mass production at our 7th generation fab (P7) in January 2006, we became a panel maker who operates both 6th and 7th generation lines, which we believe will strengthen our position as a leader in the LCD TV market.

-	Non-consolidated sales revenue in the first quarter of 2006 decreased by 10% to KRW 2,418 billion from KRW 2,675 billion in the fourth quarter of 2005 and increased by 37% compared to KRW 1,770 billion in the first quarter of 2005. The sequential decline in sales in the first quarter of 2006 was mainly the result of strong Korean Won and declines in both demand and average selling price of Notebook Computers and Monitor panel segments.

-	Non-consolidated operating profit in the first quarter of 2006 decreased by 90% to KRW 35 billion from KRW 339 billion in the fourth quarter of 2005, and non-consolidated net income in the first quarter of 2006 decreased by 86% to KRW 48 billion from KRW 328 billion in the fourth quarter of 2005.

-	Business area of the company for disclosure is limited to LCD business.

(2)	Market shares

-	World wide market share of large-size TFT-LCD panels (≥ 10”) based on revenue

	2005	2004
Panel for Notebook Computer	22.5%	19.6%
Panel for Monitor	22.5%	22.6%
Panel for TV	23.9%	19.8%
Total	22.2%	20.9%

*	Source: DisplaySearch Q1 2006

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(3)	Market characteristics

-	Due to the recent high growth in the display appliance market for the flat display format, the scale of the LCD market is growing at a rapid rate, resulting in expansion of the market centered mainly in America, Japan, Europe and China.

(4)	New business

-	P7, the 7th generation fab, located in our Paju display cluster in Korea, started mass production in January 2006. P7 is scheduled to reach a production capacity of 45,000 input glass sheets per month by the second quarter of 2006 and is expected to reach its initial design capacity of 90,000 input glass sheets per month by the end of 2006.

-	We have commenced building construction of P8 at our Paju display cluster in Korea in anticipation of growth of TFT-LCD market.

-	In September 2005, we entered into an agreement to build a ‘back-end” module production plant in Wroclaw, Poland, becoming the first global LCD industry player to commence such production in Europe. We plan to break ground on the plant in 2006 and expect to begin production during the first half of 2007. The Polish plant is expected to have an initial capacity of 3 million modules per year. We are going to invest a total of EUR 429 million in the plant by 2011, at which time it is scheduled to reach its design capacity of 11 million units per year.

4

(5)	Organization chart

- JRD : Joint Representative Director

- CEO : Chief Executive Officer

- CFO : Chief Financial Officer

- COO : Chief Operating Officer

- CTO : Chief Technology Officer

- CMSO: Chief Marketing Sales Officer

2.	Information Regarding Shares

A.	Change in Capital Stock

(Unit : KRW, Share)

Date	Descriptions	Change of Number of Common Shares	Face amount per share
Jul 23, 2004	Initial Public Offering*	33,600,000	5,000
Sep 8, 2004	Over-allotment Option**	1,715,700	5,000
Jul 27, 2005	Follow-on Offering***	32,500,000	5,000

*	ADSs offering : 24,960,000 shares (US$ 30 per Share, US$ 15 per ADS) Offering of common stock : 8,640,000 shares (KRW 34,500 per Share)
**	Pursuant to underwriters’ exercise of over-allotment option (US$ 30 per Share, US$ 15 per ADS)
***	ADSs offering (US$ 42.64 per Share, US$ 21.32 per ADS)

5

B.	Convertible Bonds

(Unit : US$, Share)

	Item	Contents
	Issuing Date	April 19, 2005
	Maturity	April 19, 2010
	Face Amount	475,000,000
	Offering method	Public Offering
	Conversion period	Convertible into shares of common stock in the period from June 27, 2005 to April 4, 2010
	Conversion price	KRW 58,251 per share*
Conversion status	Number of shares already converted	None
	Number of convertible shares	8,276,681 shares if all convertible bonds are converted*
	Remarks	- Registered form - Listed on Singapore Exchange

*	Conversion price was adjusted from KRW 58,435 to KRW 58,251 and convertible shares was adjusted from 8,250,620 to 8,276,681 according to follow-on offering as of Jul 27, 2005.

C.	Shareholder List

(1)	Total shares issued : 357,815,700 shares as of March 31, 2006

(2)	Largest shareholder and related parties as of March 31, 2006

(Unit: share)

Name	January 1, 2006	Increase/Decrease	March 31, 2006
LG Electronics	135,625,000 (37.90)%	—	135,625,000 (37.90)%
Total	135,625,000 (37.90)%	—	135,625,000 (37.90)%

6

(3)	Shareholders who own 5% or more of our shares as of December 31, 2005

(Unit: share)

Name	Type of Stock	Number of shares	Ratio
LG Electronics	Common Stock	135,625,000	37.90%
Philips Electronics	Common Stock	117,625,000	32.87%
Citibank N.A.*	Common Stock	36,518,569	10.21%

Total		289,768,569	80.98%

*	ADSs Depositary

D.	Voting rights as of December 31, 2005

(Unit: share)

Description		Number of shares
1.	Shares with voting rights [A-B]	357,815,700
	A. Total shares issued	357,815,700
	B. Shares without voting rights	—
2.	Shares with restricted voting rights	—

	Total number of shares with voting rights [1-2]	357,815,700

7

E.	Dividends

(1)	Dividends during the recent 3 fiscal years

Description	Q1 2006	2005	2004
Par value (Won)	5,000	5,000	5,000
Net income (Million Won)	47,518	517,012	1,655,445
Earnings per share (Won)	133	1,523	5,420
Retained earning for dividends (Million Won)	3,527,867	3,480,349	2,963,337
Total cash dividend amount (Million Won)	—	—	—
Total stock dividend amount (Million Won)	—	—	—
Cash dividend payout ratio (%)	—	—	—
Cash dividend yield (%)	—	—	—
Stock dividend yield (%)	—	—	—
Cash dividend per share (Won)	—	—	—
Stock dividend per share (Won)	—	—	—

*	Earnings per share are calculated based on par value of 5,000 Won.

(Stock split was made from par value of 10,000 Won to par value of 5,000 Won per share as of May 25, 2004.)

*	Retained earning for dividends is the amount before dividends are paid.
*	Earnings per share was calculated by net income divided by weighted average number of common stock.

3.	Major Products and Materials

A.	Major products in Q1 2006

(Unit: In billions of Won)

Business area	Sales types	Items (Market)	Specific use	Major trademark	Sales (%)
TFT-LCD	Product/ Service/ Other Sales	TFT-LCD (Overseas)	Notebook Computer, Monitor, TV Applications Panels, etc.	LG.Philips LCD	2,241 (92.7)%
		TFT-LCD (Korea*)	Notebook Computer, Monitor, TV Applications Panels, etc.	LG.Philips LCD	177 (7.3)%
Total					2,418 (100)%

*	Local export was included.

8

B.	Average selling price trend of major products

			(Unit: USD / m2)
Description	Q1 2006	2005	2004
TFT-LCD panel	2,064	2,247	3,066

*	Half-finished products in cell format are excluded.

(1)	Assumptions for calculations

-	Average quarterly selling price per panel

(2)	Major factors contributing to price fluctuation

-	Price change due to fluctuation in market

-	Price change due to change in model mix

C.	Major materials

					(Unit: In billions of Won	)

Business area	Purchase types	Items	Specific use	Purchase amount (%)	Remarks
TFT-LCD	Materials	Glass	LCD Panel Manufacturing	299 (20.9)%	Samsung Corning Precision Glass Co., Ltd., NEG, etc.
		Back-Light		369 (25.7)%	Heesung Electronics Ltd., etc.
		Polarizer		134 (9.3)%	LG Chem., etc.
		Others		633 (44.1)%
Total				1,435 (100.0)%

D.	Price trend of major materials

			(Unit : Won)

Description	Q1 2006	2005	2004
Glass	81,613	82,944	76,080
Back-Light	58,336	46,020	35,800
Polarizer	8,302	8,386	8,256

(1)	Assumption for calculation

-	Average unit price of major raw materials

(2)	Major factors contributing to price fluctuations

-	Difference between demand and supply

-	Change in size of raw materials and changes in quantity

-	Continuous cost reduction efforts by key vendors

9

4.	Production and Equipment

A.	Production capacity and calculation

(1)	Production capacity

				(Unit : 1,000 Glass sheets)

Business area	Items	Business place	Q1 2006	2005	2004
TFT-LCD	TFT-LCD	Gumi, Paju	2,241	8,128	6,644

(2)	Calculation of Capacity

a.	Method

	Assumptions for calculation

-	Based on input glass

‚	Calculation method

-	Average monthly input capacity for March of 2006 x given periods (3 months)

b.	Average working hours

-	Refer to B-(2)

B.	Production performance and working ratio

(1)	Production performance

				(Unit: 1,000 Glass sheets)
Business area	Items	Business place	Q1 2006	2005	2004
TFT-LCD	TFT-LCD	Gumi, Paju	2,159	7,544	6,033

*	Based on input glass

(2)	Working Ratio

			(Unit: Hours	)

Business place (area)	Available working hours of Q1 2006	Real working hours of Q1 2006	Average working ratio
Gumi, Paju (TFT-LCD)	2,160 (24hour. X 90Days)	2,160 (24hour. X 90Days)	100%

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C.	Investment plan

(1)	Investment in progress

					(Unit: In billions of Won)

Business area	Description	Investment period	Investment Assets	Investment effect	Total investment	Already invested	To be invested	Remarks
TFT-LCD	New / Expansion, etc.	Q1 ’04~	Building/ Machinery, etc.	Capacity expansion	7,500	5,200	2,300	—

(2)	Investment Plan (Consolidated basis)

					(Unit: In billions of Won)

Business area	Project	Expected yearly investment			Investment effects	Remarks
		2006 *	2007**	2008**
TFT-LCD	New / Expansion, etc.	4,230	—	—	Capacity Expansion, etc.

*	Expected investments in 2006 are subject to change depending on market environment, etc.
**	Expected investment in 2007 and 2008 cannot be projected due to industry characteristics.

5.	Sales

A.	Sales performance

					(Unit: In billions of Won)

Business area	Sales types	Items (Market)		Q1 2006	Q1 2005	2005
TFT-LCD	Products, etc.	TFT-LCD	Overseas Korea* Total	2,241 177 2,418	1,581 189 1,770	8,114 776 8,890

*	Local export was included.

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B.	Sales route and sales method

(1)	Sales organization

-	Sales departments for Notebook Computer, Monitor and TV, qualification department and sales planning & administration department are grouped under the Chief Marketing Sales Officer. Sales department for Application and Customer Service department for Application are in the Application Division.

-	Sales subsidiaries in America, Germany, Japan, Taiwan and China (Hong Kong, Shanghai) perform sales activities in overseas countries and provide technical support to customers.

*We have a back-end manufacturing subsidiary in Nanjing, China and we entered into investment agreement with Polish Government to build a “back-end” module production plant in Wroclaw, Poland .

(2)	Sales route

-	LG.Philips LCD HQ & Overseas manufacturing subsidiary, etc. → Overseas subsidiaries (USA/Europe/Japan/Taiwan /Hong Kong/Shanghai), etc. → System integrators, Branded customers → End users
-	LG.Philips LCD HQ & Overseas manufacturing subsidiary, etc. → System integrators, Branded customers → End users

(3)	Sales methods and conditions

-	Direct sales & sales through overseas subsidiaries, etc.

(4)	Sales strategy

-	To secure stable sales to major PC makers and the leading consumer electronics makers globally

-	To increase sales of premium Notebook Computer products, to strengthen sales of the larger size and high-end Monitor segment and to lead the large and wide LCD TV market

-	To diversify our market in the application segment, including products such as mobile phone, automobile navigation systems, aircraft instrumentation and medical diagnostic equipment, etc.

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6.	Directors & Employees

A.	Members of Board of Directors as of March 31, 2006

Name	Date of Birth	Position	Principal Occupation
Bon Joon Koo	December 24, 1951	Joint Representative Director, Vice-Chairman and Chief Executive Officer	—

Ron H. Wirahadiraksa	June 10, 1960	Joint Representative Director, President and Chief Financial Officer	—

Hee Gook Lee	March 19, 1952	Director	President and Chief Technology Officer of LG Electronics

Rudy Provoost*	October 16, 1959	Director	Chief Executive Officer of Philips Consumer Electronics and Member of Philips Group Management Committee

Bongsung Oum	March 2, 1952	Outside Director	Chairman, KIBNET Co., Ltd.

Bart van Halder	August 17, 1947	Outside Director	Member of Boards of Directors of Cosun u.a. and Air Traffic Control in the Netherlands

Ingoo Han	October 15, 1956	Outside Director	Professor, Graduate School of Management, Korea Advanced Institute of Science and Technology

Doug J. Dunn	May 5, 1944	Outside Director	Member of Boards of Directors of ARM Holdings plc, STMicroelectronics N.V., Soitec Group, Optical Metrology Innovations and TomTom International BV

Dongwoo Chun	January 15, 1945	Outside Director	Outside Director, Pixelplus

*	Appointed on February 28, 2006

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B.	Committees of the Board of Directors

Committee	Member
Audit Committee	Mr. Bongsung Oum, Mr. Bart van Halder, Mr. Ingoo Han
Remuneration Committee	Mr. Rudy Provoost, Mr. Hee Gook Lee, Mr. Doug J. Dunn, Mr. Dongwoo Chun
Outside Director Nomination and Corporate Governance Committee	Mr. Rudy Provoost, Mr. Hee Gook Lee, Mr. Bart van Halder, Mr. Dongwoo Chun

C.	Director & Officer Liability Insurance

(1)	Overview of Director & Officer Liability Insurance (as of March 31, 2006)

(Unit: USD)

Name of insurance	Premium paid in Q1 2006	Limit of liability	Remarks
Directors & Officers Liability Insurance	—	100,000,000	—

*	Premium of USD 2,623,000 was paid on July 2005 for Director & Officer Liability Insurance with coverage until July 2006.

(2)	The approval procedure for the Director & Officer Liability Insurance

-	Joint Representative Directors approved the limit of liability, coverage and premium.(Reported to Board of Directors)

(3)	The insured

1.	LG Philips LCD Co., Ltd. and its subsidiaries and their respective Directors and Officers

2.	Duly elected or appointed Directors or Officers, past and new Directors and Officers during the policy period

3.	The estates and heirs of deceased Directors or Officers, and the legal representatives of Directors or Officers in the event of their incompetence, insolvency or bankruptcy (only if the Directors or Officers were employed at the time the acts were committed)

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(4)	The Covered Risks

1.	The Loss for shareholders or 3rd party, arising from any alleged Wrongful Act of director or officer of the company in their respective capacities, in spite of their fiduciary duties

a.	Wrongful Act means any breach of duty, neglect, error, misstatement, misleading statement, omission, or act by the Directors or Officers

b.	Loss means damages, judgments, settlements and Defense Costs

2.	Coverage for security holder derivative action & security claims

The Loss arising out of any security holder derivative action is paid in accordance with ‘Security Holder Derivative Action Inclusion Clause’. Securities Loss, incurred on account of a Securities Claim against the Directors, Officers and/or the Company is covered. (Except for exclusions)

(5)	Exclusions

1.	General Exclusions (any loss related to following items)

-	Any illegal gaining of personal profit, dishonest or criminal act;

-	Remuneration payment to the Insureds without the previous approval of the stockholders, which payment was illegal;

-	Profits in fact made from the purchase or sale of securities of the Company using non- public information in an illegal manner;

-	Payment of commissions, gratuities, benefits or any other favor provided to political group, government official, director, officer, employee or any person having an ownership interest in any customers of the company or their agent(s), representative(s) or member(s) of their family or any other entity(ies) with which they are affiliated.

-	Wrongful Acts alleged in any claim which has been reported under any policy of which this policy is a renewal or replacement;

-	Any pending or prior litigation as of the inception date of this policy, or derived from the same facts as alleged in such pending or prior litigation, etc. ;

-	Wrongful Act which Insured knew or should reasonably have foreseen at the inception date of this policy;

-	Pollutants, contamination;

-	Act or omission as directors or officers of any other entity other than the Company;

-	Nuclear material, radioactive contamination;

-	Bodily injury, disease, death or emotional distress of any person, or damage to tangible property, loss of use of property, or injury from oral or written publication of a libel or slander, or material that violates a person’s right of privacy ;

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-	Any alleged Wrongful Act of any Subsidiary of which the insured did not own more than 50% of stock either directly or indirectly through its Subsidiaries.

2.	Special Exclusions (any loss related to following items)

-	Punitive Damage

-	Nuclear Energy Liability

-	Mutual claim between Insureds

-	Claim of 15% Closely Held entity

-	Claim of Regulator

-	Professional Service liability

-	SEC (Securities Exchange Commission) – 16(b)

-	ERISA (Employee Retirement Income Security Act)

-	The so called ‘Year 2000 Problem’

-	War & Terrorism

-	Asbestos/Mould liability

-	Patent / Copyright liability, etc.

D.	Employees

(as of March 31, 2006)	(Unit: person, in millions of Won)

Sex	Details of employees				Quarterly Total Salary	Per Capita Salary	Average Service Year
	Office Worker	Line Worker	Others	Total
Male	5,522	5,510	—	11,032	107,082	10	3.6
Female	470	5,333	—	5,803	39,425	7	1.8
Total	5,992	10,843	—	16,835	146,507	9	3.0

*	Directors and Executive officers are excluded.

E.	Stock Option

The following table sets forth certain information regarding our stock option plan as of March 31, 2006.

Executive Officers	Grant Date	Exercise Period		Exercise Price		Number of Granted Options	Number of Exercised Options	Number of Exercisable Options
		From	To
Ron H. Wirahadiraksa	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	100,000	0	100,000
Ki Seon Park	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	70,000	0	70,000
Duke M. Koo	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	40,000	0	40,000
Budiman Sastra	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	40,000	0	40,000
Won Wook Kim	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	40,000	0	40,000
Woo Shik Kim	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	40,000	0	40,000
Sang Deog Yeo	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	40,000	0	40,000
Jae Geol Ju	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	40,000	0	40,000
Total						410,00		410,000

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7.	Financial Information

A.	Financial Highlights (Based on Non-consolidated, Korean GAAP)

(Unit: In millions of Won)

Description	Q1 2006	2005	2004	2003	2002
[Current Assets]	3,134,435	3,196,934	2,638,616	1,918,329	806,156
• Quick Assets	2,460,893	2,725,169	2,170,617	1,644,838	463,539
• Inventories	673,542	471,765	467,999	273,491	342,617
[Fixed Assets]	9,993,063	9,798,981	6,960,077	4,295,753	3,613,748
• Investments	729,147	660,628	409,955	203,343	147,832
• Tangible Assets	9,122,773	8,988,459	6,366,651	3,874,428	3,210,884
• Intangible Assets	141,143	149,894	183,471	217,982	255,032
Total Assets	13,127,498	12,995,915	9,598,693	6,214,082	4,419,904
[Current Liabilities]	2,516,308	2,594,282	1,900,765	2,044,005	1,117,066
[Non-current Liabilities]	2,859,027	2,726,036	1,925,286	1,276,045	1,436,775
Total Liabilities	5,375,335	5,320,318	3,826,051	3,320,050	2,553,841
[Capital Stock]	1,789,079	1,789,079	1,626,579	1,450,000	1,450,000
[Capital Surplus]	2,278,415	2,279,250	1,012,271
[Retained Earnings ]	3,656,204	3,608,686	3,091,674	1,436,229	417,129
[Capital Adjustment]	28,465	(-)1,418	42,118	7,803	(-)1,066
Total Shareholder’s Equity	7,752,163	7,675,597	5,772,642	2,894,032	1,866,063
Sales Revenues	2,417,673	8,890,155	8,079,891	6,031,261	3,518,289
Operating Income	35,265	447,637	1,640,708	1,086,517	215,724
Ordinary Income	12,201	367,281	1,683,067	1,009,731	293,249
Net Income	47,518	517,012	1,655,445	1,019,100	288,792

*	For the purpose of comparison, Financial Statements for FY 2003 & 2002 were reclassified according to changes in the Statements of Korean Financial Accounting Standards.

17

B.	R&D Expense

(1)	Summary

(Unit: In millions of Won)

Account		Q1 2006	2005	2004	Remarks
Direct Material Cost		70,254	253,930	170,051
Direct Labor Cost		21,071	72,142	58,202
Depreciation Expense		4,581	11,710	11,078
Others		8,178	23,979	13,874
R&D Expense Total		104,084	361,761	253,205
Accounting Treatment	Selling & Administrative Expenses Manufacturing Cost	17,857 86,227	55,057 306,704	43,095 210,110
R&D Expense / Sales Ratio [Total R&D Expense/Sales for the period×100]		4.31%	4.07%	3.13%

*	Capex for R&D, Manufacturing Cost for R&D test run are excluded.

(2)	R&D achievements

[Achievement in 2004]

1)	Development of 20.1-inch AMOLED

-	Joint development of 20.1-inch AMOLED with LG Electronics

-	Development of world’s largest 20.1-inch wide AMOLED based on LTPS technology

2)	Development of copper bus line

-	Next generation LCD technology to significantly improve brightness, definition and resolution, etc.

3)	Development and mass production of world’s largest TFT-LCD panel for Full-HD TV (55-inch) in October 2004.

-	Stitch Lithography and Segmented Circuit Driving to cope with large-size LCD Panel

-	Achievement of High Contrast Ratio and Fast Response Time through new technologies

-	Application of innovative panel technology to solve the weak point (gravity/touch stains) of large size

4)	Development of Ultra High Resolution Product (30-inch)

-	World’s 1st success in mass production of LCM applying Cu Line(source & gate Area)

-	Achievement of Ultra High Resolution (2560x1600 : 101ppi)

18

5)	Development of the world’s lowest power-consumption, 32-inch Wide LCD TV Model

-	Development of the world’s lowest power consumption, under 90W model (EEFL applied)

-	High Contrast Ratio, Fast Response Time (DCR + ODC applied)

[Achievement in 2005]

6)	Development of High Luminance and High Color Gamut 17-inch wide LCD Panel for Notebook Computer

-	World’s 1st 500nit luminance and 72% color gamut in 17-inch wide for Notebook Computer

-	Development of 6200nit luminance backlight

7)	Development of world’s largest 10.1-inch Flexible Display

-	Joint development with E-ink Corporation

8)	37-inch, 42-inch, 47-inch Full-HD Model Development, applying Low Resistance Line (Copper bus Line)

-	World’s 1st mass production of copper bus line Model

-	Realize Full HD Resolution (1920x1080)

9)	37-inch wide LCD Model development which is world’s best in power consumption

-	The lowest power consumption of below 120W (applying EEFL)

-	High Contrast Ratio, Fast Response Time with DCR, ODC Tech.

[Achievement in 2006]

10)	Development of High Brightness/Color gamut 17-inch wide slim LCD for Notebook

-	Slim model (10t→7t), featuring 500nit, NTSC 72%

-	Development of Slim and High Brightness Backlight

11)	World’s largest size 100-inch TFT-LCD development

-	High quality image without noise or signal distortion, applying low resistance copper bus line

-	High dignity picture for Full HDTV

12)	32-inch/42-inch HCFL Scanning Backlight applied LCD TV Model Development

-	Realization of MBR (Motion Blur Reduction) by application of Backlight Scanning Technology

-	Lamp Quantity Reduction by HCFL (Hot Cathode Fluorescent Lamp) Application

13)	World’s Largest 20.1-inch TFT-LCD for Notebook Computer Development

-	Accomplishment of Brightness 300nit, Color Gamut 45%

19

C.	Domestic Credit Rating

Subject	Month of Rating	Credit Rating	Rating Agency (Rating range)
Corporate Debenture	April 2004	AA-	Korea Investors Service, Inc. National Information & Credit Evaluation, Inc. (AAA ~ D)
	May 2004	AA-
	November 2004	AA-
	March 2005	AA-
	June 2005	AA-
Commercial Paper	April 2004	A1	Korea Investors Service, Inc. National Information & Credit Evaluation, Inc. (A1 ~ D)
	May 2004	A1
	November 2004	A1
	June 2005	A1	National Information & Credit Evaluation, Inc. (A1 ~ D)
	January 2006	A1

D.	Remuneration for directors in Q1 2006

(Unit: In millions of Won)

Classification	Salary Paid	Approved Salary at Shareholders Meeting	Per Capita Average Salary Paid	Remarks
Inside Directors (4 persons)	312	13,400	78
Outside Directors (5 persons)	69		14	Audit committee consists of three outside directors.

20

E.	Derivative contracts

(1)	Foreign currency forward contracts

(Unit: In millions )

Contracting party	Selling position		Buying position		Contract foreign exchange rate	Maturity date
HSBC and others	US$	3,363	(Won)	3,367,051	(Won) 956.50:US$1 ~ (Won) 1,052.70:US$1	2006.4.3 ~ 2007.3.28
CITI and others		EUR 163	(Won)	195,600	(Won) 1,149.37:EUR1 ~ (Won) 1,329.79:EUR1	2006.4.10 ~ 2007.3.20
ABN Amro and others	(Won)	277,505		JP¥ 30,700	(Won) 8.3240:JP¥1 ~ (Won) 9.5670:JP¥1	2006.4.3 ~ 2006.12.1
Korea Exchange Bank and others	US$	221		JP¥ 25,700	JP¥ 114.73:US$1 ~ JP¥ 117.78:US$1	2006.4.14 ~ 2006.6.30

(2)	Cross Currency Swap

(Unit: In millions )

Contracting party	Contract Amount			Contract interest rate	Maturity date
ABN Amro and others	Buying position	US$	380	3 Month Libor	2006.5.17 ~
	Selling position	(Won)	392,780	3.25% ~ 4.40%	2006.12.8

F.	Status of Equity Investment

Company	Total issued and outstanding shares	Number of shares owned by us	Ownership ratio
LG.Philips LCD America, Inc.	5,000,000	5,000,000	100%
LG.Philips LCD Japan Co., Ltd.	1,900	1,900	100%
LG.Philips LCD Germany GmbH	960,000	960,000	100%
LG.Philips LCD Taiwan, Co., Ltd.	11,549,994	11,549,994	100%
LG.Philips LCD Nanjing Co., Ltd.	(*)	(*)	100%
LG.Philips LCD Hong Kong Co., Ltd.	115,000	115,000	100%
LG.Philips LCD Shanghai Co., Ltd.	(*)	(*)	100%
LG.Philips LCD Poland Sp. z o.o.	500	500	100%
Paju Electric Glass Co., Ltd.	3,600,000	1,440,000	40%

*	No shares have been issued in accordance with the local laws and regulations.

21

LG.Philips LCD Co., Ltd.

Interim Non-Consolidated Financial Statements

March 31, 2006 and 2005, and December 31, 2005

LG.Philips LCD Co., Ltd.

Index

March 31, 2006 and 2005, and December 31, 2005

Page(s)
Report of Independent Accountants	1 – 2
Non-Consolidated Financial Statements
Balance Sheets	3
Statements of Operations	4
Statements of Cash Flows	5 – 6
Notes to Non-Consolidated Financial Statements	7 – 19

Report of Independent Accountants

To the Board of Directors and Shareholders of

LG.Philips LCD Co., Ltd.

We have reviewed the accompanying non-consolidated balance sheet of LG.Philips LCD Co., Ltd. (the “Company”) as of March 31, 2006 and the related non-consolidated statements of operations and cash flows for the three-month periods ended March 31, 2006 and 2005, expressed in Korean won. These interim financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these interim financial statements based on our reviews.

We conducted our reviews in accordance with the quarterly review standards established by the Securities and Futures Commission of the Republic of Korea. These standards require that we plan and perform our review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the non-consolidated interim financial statements referred to above are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.

We have audited the non-consolidated balance sheet of LG.Philips LCD Co., Ltd. as of December 31, 2005 and the related non-consolidated statements of operations, appropriations of retained earnings and cash flows for the year then ended, in accordance with auditing standards generally accepted in the Republic of Korea. We expressed an unqualified opinion on those financial statements in our audit report dated January 20, 2006. These financial statements are not included in this review report. The non-consolidated balance sheet as of December 31, 2005, presented herein for comparative purposes, is consistent, in all material respects, with the above audited balance sheet as of December 31, 2005.

Accounting principles and review standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those who are informed about Korean accounting principles or review standards and their application in practice.

Seoul, Korea

April 14, 2006

This report is effective as of April 14, 2006, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

LG.Philips LCD Co., Ltd.

Non-Consolidated Balance Sheets

March 31, 2006 and December 31, 2005

(Unaudited)

(in millions of Korean won)

	2006		2005
Assets
Current assets
Cash and cash equivalents	(Won)	1,009,393	(Won)	1,465,025
Available-for-sale securities		370		354
Trade accounts and notes receivable, net (Notes 8 and 10)		1,197,953		1,034,196
Inventories, net (Note 4)		673,542		471,765
Other accounts receivable, net (Note 10)		9,607		15,751
Accrued income, net		1,374		1,369
Advanced payments, net		2,074		5,959
Prepaid expenses		72,636		20,532
Prepaid value added tax		47,183		102,094
Deferred income tax assets		4,762		4,647
Others (Note 8)		115,541		75,242

Total current assets		3,134,435		3,196,934

Property, plant and equipment, net		9,122,773		8,988,459
Long-term financial instruments (Note 3)		16		16
Equity-method investments		219,013		213,968
Non-current guarantee deposits		28,578		24,000
Long-term prepaid expenses		119,168		83,023
Deferred income tax assets		362,372		339,621
Intangible assets, net		141,143		149,894

Total assets	(Won)	13,127,498	(Won)	12,995,915

Liabilities and Shareholders’ Equity
Current liabilities
Trade accounts and notes payable (Note 10)	(Won)	612,112	(Won)	563,874
Other accounts payable (Note 10)		1,322,863		1,445,471
Advances received		3,305		609
Withholdings		7,799		12,004
Accrued expenses		54,735		73,772
Income tax payable		14,256		19,499
Warranty reserve		17,732		16,023
Current maturities of debentures and long-term debts (Note 5)		432,576		429,352
Others (Note 8)		50,930		33,678

Total current liabilities		2,516,308		2,594,282

Debentures, net of current maturities and discounts on debentures (Note 6)		2,385,741		2,385,272
Long-term debts, net of current maturities (Note 6)		420,420		297,577
Accrued severance benefits, net		52,855		43,187
Long-term accrued expenses (Note 7)		11		—

Total liabilities		5,375,335		5,320,318

Commitments and contingencies (Note 8)

Shareholders’ equity
Capital stock
Common stock, (Won)5,000 par value per share; 400 million shares authorized ; 358 million shares issued and outstanding (2005 : 358 million)		1,789,079		1,789,079
Capital surplus		2,278,415		2,279,250
Retained earnings		3,656,204		3,608,686
Capital adjustments		28,465		(1,418)

Total shareholders’ equity		7,752,163		7,675,597

Total liabilities and shareholders’ equity	(Won)	13,127,498	(Won)	12,995,915

The accompanying notes are an integral part of these non-consolidated financial statements.

See Report of Independent Accountants

LG.Philips LCD Co., Ltd.

Non-Consolidated Statements of Operations

Three-Month Periods Ended March 31, 2006 and 2005

(Unaudited)

(in millions of Korean won, except per share amounts)

	2006		2005
Sales (Notes 10 and 11)	(Won)	2,417,673	(Won)	1,770,308
Cost of sales (Notes 10)		2,273,977		1,858,130

Gross profit (loss)		143,696		(87,822)
Selling and administrative expenses		108,431		74,575

Operating income (loss)		35,265		(162,397)

Non-operating income
Interest income		9,967		8,837
Foreign exchange gains		53,708		24,569
Gain on foreign currency translation		38,091		30,118
Gain on valuation of equity-method investments		19,212		14,832
Gain on disposal of property, plant and equipment		—		1,206
Others		6,470		3,160

		127,448		82,722

Non-operating expenses
Interest expenses		35,734		19,297
Foreign exchange losses		73,215		33,265
Loss on foreign currency translation		23,241		28,168
Loss on disposal of property, plant and equipment		1,045		14
Loss on disposal of accounts receivable		176		1,961
Loss on valuation of equity-method investments		5,970		166
Ramp up costs		10,939		—
Others		192		10

		150,512		82,881

Income (loss) before income tax benefit		12,201		(162,556)
Income tax benefit		(35,317)		(83,726)

Net income (loss)	(Won)	47,518	(Won)	(78,830)

Ordinary income (loss) per share (Note 9)	(Won)	133	(Won)	(242)

Earnings (loss) per share (Note 9)	(Won)	133	(Won)	(242)

Diluted ordinary income (loss) per share (Note 9)	(Won)	133	(Won)	(242)

Diluted earnings (loss) per share (Note 9)	(Won)	133	(Won)	(242)

The accompanying notes are an integral part of these non-consolidated financial statements.

See Report of Independent Accountants

LG.Philips LCD Co., Ltd.

Non-Consolidated Statements of Cash Flows

Three-Month Periods Ended March 31, 2006 and 2005

(Unaudited)

(in millions of Korean won)

	2006		2005
Cash flows from operating activities
Net income (loss)	(Won)	47,518	(Won)	(78,830)

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation		603,802		395,136
Amortization of intangible assets		10,984		11,313
Provision for severance benefits		15,638		11,759
Gain on foreign currency translation, net		(15,840)		(3,177)
Loss (Gain) on disposal of property, plant and equipment, net		1,045		(1,192)
Amortization of discount on debentures		9,043		3,401
Gain on valuation of equity-method investments		(13,242)		(14,666)
Provision for warranty reserve		6,593		1,310
Stock compensation costs		11		—

		618,034		403,884

Changes in operating assets and liabilities
Increase in trade accounts and notes receivable		(163,627)		(259,208)
(Increase) decrease in inventories		(201,778)		20,589
Decrease (increase) in other accounts receivable		6,142		(2,779)
Increase in accrued income		(4)		(1,978)
Decrease in advance payments		3,884		4,144
Increase in prepaid expenses		(50,483)		(3,315)
Decrease (increase) in prepaid value added tax		54,911		(8,287)
Increase in current deferred income tax		(13,157)		(33,823)
Decrease in other current assets		21,584		40,314
Increase in long-term prepaid expenses		(37,656)		(19,934)
Increase in non-current deferred income tax		(27,027)		(41,273)
Increase in trade accounts and notes payable		48,693		10,489
(Increase) decrease in other accounts payable		(31,498)		28,568
Increase in advances received		2,696		421
(Decrease) increase in withholdings		(4,206)		649
Decrease in accrued expenses		(19,037)		(66,701)
Decrease in income taxes payable		(5,244)		(35,452)
Decrease in warranty reserve		(4,884)		(3,031)
Decrease in other current liabilities		(1,469)		(13,098)
Accrued severance benefits transferred from affiliated company		1,262		528
Payments of severance benefits		(13,058)		(2,118)
Accrued severance benefits transferred to affiliated company		—		(245)
Decrease in severance insurance deposit		5,825		437
Decrease (increase) in contribution to National Pension Fund		1		(4)

		(428,130)		(385,107)

Net cash provided by (used in) operating activities		237,422		(60,053)

The accompanying notes are an integral part of these non-consolidated financial statements.

See Report of Independent Accountants

LG.Philips LCD Co., Ltd.

Non-Consolidated Statements of Cash Flows

Three-Month Periods Ended March 31, 2006 and 2005

(Unaudited)

(in millions of Korean won)

	2006		2005
Cash flows from investing activities
Acquisition of equity-method investments	(Won)	—	(Won)	(667)
Acquisitions of available-for-sale securities		(15)		(201)
Proceeds from non-current guarantee deposits		5		—
Payments of non-current guarantee deposits		(4,692)		(1,161)
Acquisitions of property, plant and equipment		(826,603)		(423,426)
Proceeds from disposal of property, plant and equipment		—		1,664
Acquisition of intangible assets		(1,966)		(2,309)

Net cash used in investing activities		(833,271)		(426,100)

Cash flows from financing activities
Proceeds from borrowing of long-term debt		150,000		101,900
Proceeds from issuance of debentures		—		393,021
Repayment of current maturities of long-term debts		(9,783)		—

Net cash provided by financing activities		140,217		494,921

Net increase (decrease) in cash and cash equivalents		(455,632)		8,768
Cash and cash equivalents
Beginning of the period		1,465,025		1,274,989

End of the period	(Won)	1,009,393	(Won)	1,283,757

The accompanying notes are an integral part of these non-consolidated financial statements.

See Report of Independent Accountants

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

March 31, 2006 and 2005, and December 31, 2005

(Unaudited)

1.     The Company

LG.Philips LCD Co., Ltd. (the “Company”) was incorporated in 1985 under the Commercial Code of the Republic of Korea and commenced the manufacturing and sale of Thin Film Transistor Liquid Crystal Display (“TFT LCD”) from 1999. On July 26, 1999, LG Electronics Inc., Koninklijke Philips Electronics N.V. (“Philips”) and the Company entered into a joint venture agreement. Pursuant to the agreement, the Company changed its name from LG LCD CO., Ltd. to LG.Philips LCD Co., Ltd. effective August 27, 1999 and on August 31, 1999, the Company issued new shares of common stock to Philips for proceeds of (Won)725,000 million.

In July 2004, pursuant to Securities Registration Statement filed on July 16, 2004, with the Korea Stock Exchange, the Company sold 8,640,000 shares of common stock for proceeds of (Won)298,080 million. Concurrently, pursuant to a Form F-1 registration statement filed on July 15, 2004 with the U.S. Securities and Exchange Commission, the Company sold 24,960,000 shares of common stock in the form of American Depositary Shares (“ADSs”) for proceeds of US$748,800 thousand.

2.     Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its interim non-consolidated financial statements are same as those followed by the company in its preparation of annual non-consolidated financial statements and are summarized below:

Basis of Financial Statement Presentation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language(Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements. Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, or cash flows, is not presented in the accompanying non-consolidated financial statements.

Accounting Estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect amounts reported therein. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from those estimates.

See Report of Independent Accountants

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

March 31, 2006 and 2005, and December 31, 2005

(Unaudited)

Application of the Statements of Korean Financial Accounting Standards

The Korean Accounting Standards Board has published a series of Statements of Korean Financial Accounting Standards (SKFAS), which will gradually replace the existing financial accounting standards established by the Korean Financial Supervisory Commission. As SKFAS Nos. 15 through 17 became applicable for the Company on January 1, 2005, the Company adopted these Standards in its financial statements for the three-month period ended March 31, 2005.

And as SKFAS Nos. 18 through 20 became effective for the Company on January 1, 2006, the Company adopted these Standards in its financial statements for the three-month period ended March 31, 2006.

3.     Financial Instruments

As of March 31, 2006 and December 31, 2005, long-term financial instruments represent key money deposits required to maintain checking accounts and, accordingly, the withdrawal of such deposits is restricted.

4.     Inventories

Inventories as of March 31, 2006 and December 31, 2005, consist of the following:

(in millions of Korean won)	2006		2005
Finished products	(Won)	405,864	(Won)	191,918
Work-in-process		173,965		131,483
Raw materials		132,269		124,999
Supplies		61,167		59,750

		773,265		508,150
Less : Valuation loss		(99,723)		(36,385)

	(Won)	673,542	(Won)	471,765

For the three-month period ended March 31, 2006, the Company recorded ramp-up costs of (Won)10,939 million to counter the unusually low volume of production.

See Report of Independent Accountants

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

March 31, 2006 and 2005, and December 31, 2005

(Unaudited)

5.     Current Maturities of Long-Term Debts

Current maturities of long-term debts as of March 31, 2006 and December 31, 2005, consist of the following:

(in millions of Korean won)

Type of borrowing	Creditor	Annual interest rates (%) as of March 31, 2006	2006		2005
Long-term
Korean won loans	Korea Export-Import Bank	5.9-6.1	(Won)	39,267	(Won)	29,417
Long-term Korean won debentures	—	6.0		200,000		200,000
Long-term foreign currency loans of US$ 18 million	Woori Bank	3M Libor + 1.1		17,062		17,727
Long-term foreign currency debentures of US$ 183 million	—	3M Libor + 1.1		177,937		184,872

				434,266		432,016
Less : Discounts on debentures				(1,690)		(2,664)

			(Won)	432,576	(Won)	429,352

See Report of Independent Accountants

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

March 31, 2006 and 2005, and December 31, 2005

(Unaudited)

6.     Long-Term Debts

Long-term debts as of March 31, 2006 and December 31, 2005, consist of the following:

(in millions of Korean won)

Type of borrowing	Annual interest rates (%) as of March 31, 2006	2006		2005
Won currency debentures
Non-guaranteed, payable through 2010	3.5 – 6.0	(Won)	1,750,000	(Won)	1,750,000
Private debentures, payable in 2010	5.89		200,000		200,000
Less : Current maturities			(200,000)		(200,000)
Discounts on debentures			(25,888)		(28,120)

			1,724,112		1,721,880

Foreign currency debentures
Floating rate notes, payable through 2007	3M Libor + 0.6, 3M Libor + 1.1		293,475		304,913
Term notes, payable through 2006	3M Libor +1.1		79,462		82,559

			372,937		387,472
Less : Current maturities			(177,937)		(184,872)
Discount on debentures			(1,691)		(1,960)

			193,309		200,640

Convertible bonds¹
US dollar-denominated bonds, payable through 2010	—		483,780		483,780
Add : Call premium			84,613		84,613
Less : Current maturities			—		—
Discount on debentures			(2,580)		(2,724)
Conversion adjustment			(97,493)		(102,917)

			468,320		462,752

		(Won)	2,385,741	(Won)	2,385,272

Won currency loans
General loans	5.34 – 6.1	(Won)	258,017	(Won)	117,800
	3.75		8,620		8,620
Less : Current maturities			(39,267)		(29,417)

			227,370		97,003

Foreign currency loans
General loans	3M Libor+1.1, 3M Libor+0.99, 3M Libor+1.35, 6M Libor+1.2		210,112		218,301
Less : Current maturities			(17,062)		(17,727)

			193,050		200,574

		(Won)	420,420	(Won)	297,577

See Report of Independent Accountants

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

March 31, 2006 and 2005, and December 31, 2005

(Unaudited)

¹On April 19, 2005, the Company issued US dollar-denominated convertible bonds totaling US$475 million, with a zero coupon rate. On or after June 27, 2005 through April 4, 2010, the bonds are convertible into common shares at a conversion price of (Won)58,251 per share of common stock, subject to adjustment based on certain events. The bonds will mature in five years from the issue date and will be repaid at 117.49 % of their principal amount at maturity. The bondholders have a put option to be repaid at 108.39 % of their principal amount on October 19, 2007. As of March 31, 2006, the number of non-converted common shares is 8,276,681.

As of March 31, 2006, foreign currency debentures denominated in U.S. dollars amount to US$ 383 million (December 31, 2005 : US$ 383 million) and foreign currency loans denominated in U.S. dollars amount to US$ 215 million (December 31, 2005 : US$ 215 million).

7.     Stock Appreciation Plan

On April 7, 2005, the Company granted 450,000 shares of stock appreciations rights (“SARs”) for certain executives. Under the terms of this plan, executives, upon exercising their SARs, are entitled to receive cash equal to the excess of the market price of the Company’s common stock over the exercise price of (Won) 44,050 per share. The exercise price decreased from (Won) 44,260 to (Won) 44,050 due to the additional issuance of common stock in 2005. These SARs are exercisable on or after April 8, 2008, through April 7, 2012. Additionally, when the increase rate of the Company’s share price is the same or less than the increase rate of the Korea Composite Stock Price Index (“KOSPI”) over the three-year period following the grant date, only 50% of the initially granted shares can be exercised.

The options activity under the SARs since April 7, 2005 is as follows:

	Number of shares under SARs
Option granted as of April, 7, 2005		450,000
Options canceled ¹		40,000

Balance, March 31, 2006		410,000

Exercise price	(Won)	44,050

¹Options canceled due to the retirement of an executive officer in 2005.

See Report of Independent Accountants

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

March 31, 2006 and 2005, and December 31, 2005

(Unaudited)

The compensation costs recognized for the three-month period ended March 31, 2006 and after April 1, 2006, are as follows:

(in millions of Korean won)

	Compensation costs
Before January 1, 2006¹	(Won)	—
Three-month period ended March 31,2006		11
April 1, 2006 and thereafter²		12

Total	(Won)	23

¹ The Company did not recognize any compensation costs in 2005 as market price is below the exercise price as of December 31, 2005.

² As of April 7, 2005, (Won)12 million of total unrecognized compensation costs related to non-vested awards is expected to be recognized over the next 12 months of residual contract service periods.

8.     Commitments and Contingencies

As of March 31, 2006, the Company has bank overdraft agreements with various banks amounting to (Won)59,000 million.

As of March 31, 2006, the Company has a revolving credit facility agreement with several banks totaling (Won)300,000 million and US$100 million (December 31, 2005 : (Won)450,000 million and US$100 million).

As of March 31, 2006, the Company has agreements with several banks for U.S. dollar denominated accounts receivable negotiating facilities up to an aggregate of US$1,175 million. The Company has agreements with several banks in relation to the opening of letters of credit amounting to (Won) 90,000 million and US$145 million. The amount of negotiated foreign currency receivables outstanding as of March 31, 2006, is (Won)217,901 million (December 31, 2005 : (Won)303,904 million).

As of March 31, 2006, in relation to its TFT-LCD business, the Company has technical license agreements with Hitachi and others, and has trademark license agreements with LG Corporation and Philips Electronics.

See Report of Independent Accountants

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

March 31, 2006 and 2005, and December 31, 2005

(Unaudited)

The Company enters into foreign currency forward contracts to manage the exposure to changes in currency exchange rates in accordance with its foreign currency risk management policy. The use of foreign currency forward contracts allows the Company to reduce its exposure to the risk that the eventual Korean won cash outflows resulting from operating expenses, capital expenditures, purchasing of materials and debt service will be adversely affected by changes in exchange rates.

A summary of these contracts follows :

(in millions)

Contracting party	Selling position	Buying position	Contract foreign exchange rate	Maturity date
HSBC and others	US$ 3,363	(Won)3,367,051	(Won)956.50:US$1- (Won)1,052.70:US$1	April 3, 2006 - March 28, 2007
Citi bank and others	EUR 163	(Won)195,600	(Won)1,149.37:EUR1- (Won)1,329.79:EUR1	April 10, 2006 - March 20, 2007
ABN AMRO and others	(Won)277,505	JP¥ 30,700	(Won)8.3240:JP¥1- (Won)9.5670:JP¥1	April 3, 2006 - December 1, 2006
KEB and others	US$ 221	JP¥ 25,700	JP¥114.73:US$1- JP¥117.78:US$1	April 14, 2006 - June 30, 2006

As of March 31, 2006, the Company recorded unrealized gains and losses on outstanding foreign currency forward contracts of (Won)100,323 million and (Won)28,907 million, respectively. Total unrealized gains and losses of (Won)9,207 million and (Won)5,688 million, respectively, were charged to operations for the three-month period ended March 31, 2006, as these contracts did not meet the requirements for a cash flow hedge. Net unrealized gains and losses, net of related taxes, incurred relating to cash flow hedges from forecasted exports, were recorded as capital adjustments.

The forecasted hedged transactions are expected to occur on March 28, 2007. The aggregate amount of all deferred gains and losses of (Won)91,116 million and (Won)23,219 million, respectively, recorded net of tax under capital adjustments, are expected to be included in the determination of gain and loss within a year from March 31, 2006.

For the three-month period ended March 31, 2006, the Company recorded realized gains of (Won)64,842 million (2005: (Won)27,311 million) on foreign currency forward contracts upon settlement, and for the three-month period ended March 31, 2006, realized losses amounted to (Won)15,872 million (2005: (Won)2,563 million).

See Report of Independent Accountants

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

March 31, 2006 and 2005, and December 31, 2005

(Unaudited)

The Company entered into cross-currency swap contracts to manage the exposure to changes in currency exchange rates in accordance with its foreign currency risk management policy and to manage the exposure to changes in interest rates related to floating rate notes. These transactions do not meet the requirements for hedge accounting for financial statement purposes. Therefore, the resulting realized and unrealized gains or losses, measured by quoted market prices, are recognized in current operations as gains or losses as the exchange rates change.

A summary of such contracts follows:

(in millions)

Contracting party	Buying position	Selling position	Contract foreign exchange rate	Maturity date
HSBC and others	US$ 380	—	3M Libor	May 17, 2006 - December 8, 2006
	—	(Won)392,780	3.25% -4.40%

As of March 31, 2006, unrealized gains and losses of (Won)(561) million and (Won)14,362 million, respectively, were charged to current operations, as these contracts do not fulfill the requirements for hedge accounting for financial statement purposes.

For the three-month period ended March 31, 2006, the Company recorded realized gains of (Won)(414) million (2005 : nil) and realized losses of (Won)1,555 million (2005: (Won)4,505 million) on cross-currency swap contracts upon settlement.

The Company is subject to several legal proceedings and claims arising in the ordinary course of business. In August 2002, the Company filed a complaint against Chunghwa Picture Tubes, Tatung Company and Tatung Co. of America, alleging patent infringement relating to liquid crystal displays and the manufacturing process for TFT-LCDs. Subsequently the Company filed a complaint against customers of Chunghwa Picture Tubes, including ViewSonic Corp., Jeans Co, Lite-On Technology Corp., Lite-On Technology International, Inc., TpV Technology and Invision Peripheral Inc. In June 2004, Chunghwa Picture Tubes filed a counter-claim against the Company in the United States District Court for the Central District of California for alleged infringement of certain patents and violation of U.S. antitrust laws. The Company also filed a complaint against Chunghwa Picture Tubes with the American Arbitration Association in connection with the ownership of certain patents. In May 2004, the Company filed a complaint against Tatung Co., the parent company of Chunghwa Picture Tubes and ViewSonic Corp. and others, claiming patent infringement of rear mountable liquid crystal display devices in the United States District of Delaware and the Patent Country Court in the United Kingdom. On November 28, 2005, the Company lost its patent infringement case against Tatung Company and ViewSonic Corp. at first instance in Patent Country Court in United Kingdom. On March 13, 2006, the Company appealed the decision at the Court of Appeals. In January 2005, Chunghwa Picture Tubes filed a complaint for patent infringement against the Company. On May 13, 2005, the Company also filed a complaint against Chunghwa Picture Tubes, Tatung Company and

See Report of Independent Accountants

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

March 31, 2006 and 2005, and December 31, 2005

(Unaudited)

Viewsonic Corporation, alleging patent infringement related to liquid crystal display and the manufacturing process for TFT-LCDs in the United States District of Delaware. On September 20, 2005, the United States District Court for the Central District of California dismissed the patent case against Tatung Company and other defendants regarding the patent infringement by Chunghwa Picture Tubes relating to side mounting patent. Thereafter, the Company has revised its claim and has refiled the above complaint including the side mounting patent. The Company’s management does not expect that the outcome in any of these legal proceedings, individually or collectively, will have any material adverse effect on the Company’s financial condition, results of operations or cash flows.

9. Earnings Per Share

Earnings (loss) per share is computed by dividing net income by the weighted-average number of common shares outstanding during the period. Ordinary income (loss) per share is computed by dividing ordinary income (loss) allocated to common stock, which is net income (loss) allocated to common stock as adjusted by extraordinary gains or losses, net of related income taxes, by the weighted-average number of common shares outstanding during the period.

Earnings (loss) per share for the three-month periods ended March 31, 2006 and 2005, is calculated as follows:

(in millions, except per share amounts)

	2006		2005
Net income (loss) as reported on the statements of operations	(Won)	47,518	(Won)	(78,830)
Weighted-average number of common shares outstanding		357,815,700		325,315,700

Earnings (loss) per share	(Won)	133	(Won)	(242)

The Company has issued no diluted securities until the Company issued convertible bonds on April 19, 2005. Diluted earnings per share is identical to basic earnings per share and diluted ordinary income per share to basic ordinary income per share as convertibles bonds have no dilutive effect for the three-month period ended March 31, 2006.

See Report of Independent Accountants

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

March 31, 2006 and 2005, and December 31, 2005

(Unaudited)

Dilutive effect for the three-month period ended March 31, 2006, is as follows:

(in millions, except for per share amount)

Net income allocated to common stock	(Won)	47,518
Add : Interest expense on convertible bonds¹		4,250

Diluted net income allocated to common stock		51,768
Weighted average number of common shares and diluted securities outstanding during the period		366

Diluted earnings per share ²	(Won)	141

¹Net of the (Won)1,317 million tax effect

²Convertible bonds have no dilutive effect as these amounts exceed basic earnings per share.

Additionally, earnings per share for the year ended December 31, 2005, were as follows:

	Year ended December 31, 2005
Basic earnings per share	(Won)	1,523
Diluted earnings per share	(Won)	1,523

See Report of Independent Accountants

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

March 31, 2006 and 2005, and December 31, 2005

(Unaudited)

10.     Related Party Transactions

The ultimate parent company is LG Corporation and the parent company of the Company is LG Electronics Inc., which is responsible for the consolidated financial statements.

Significant transactions which occurred in the normal course of business with related companies for the three-month periods ended March 31, 2006 and 2005, and the related account balances outstanding as of March 31, 2006 and December 31, 2005 are summarized as follows:

(in millions of Korean won)

	Sales				Purchases ¹
	2006		2005		2006		2005
Parent companies
LG Electronics Inc.-domestic	(Won)	97,543	(Won)	102,976	(Won)	28,537	(Won)	30,739
LG Electronics Inc.-overseas		63,485		20,566		—		—
Philips-domestic		—		—		858		27
Philips-overseas		—		—		9,490		15,707
Company that has significant influence over the Company
LG Corporation		—		—		2,806		2,284
Overseas subsidiaries
LG.Philips LCD America, Inc.		266,586		207,365		—		—
LG.Philips LCD Taiwan Co., Ltd.		231,004		160,526		7		—
LG.Philips LCD Japan Co., Ltd.		315,680		151,510		—		—
LG.Philips LCD Germany GmbH.		388,778		225,973		1,737		3,403
LG.Philips LCD Nanjing Co., Ltd.		616,327		532,559		819		479
LG.Philips LCD Shanghai Co.,Ltd.		204,068		176,875		—		—
LG.Philips LCD Hongkong Co., Ltd.		117,733		93,137		—		—
LG.Philips LCD Poland Sp. z o.o.		—		—		—		—
Equity-method investee
Paju Electric Glass Co., Ltd.		6		—		13,861		—
Other related parties
LG Chem Ltd.		—		—		128,473		83,716
LG International – domestic		—		—		1,683		536
LG International – overseas		9,754		2,747		335,721		234,277
Serveone		12		—		44,904		19,291
Micron Ltd.		—		—		28,192		27,399
LG CNS		—		—		26,788		14,688
Others		15,089		25,237		29,347		843

Total	(Won)	2,326,065	(Won)	1,699,471	(Won)	653,223	(Won)	433,389

¹ Includes purchases of property, plant and equipment amounting to (Won)332,285 million.

See Report of Independent Accountants

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

March 31, 2006 and 2005, and December 31, 2005

(Unaudited)

(in millions of Korean won)

	Receivables				Payables
	2006		2005		2006		2005
Parent companies
LG Electronics Inc.-domestic	(Won)	34,903	(Won)	27,383	(Won)	33,120	(Won)	66,251
LG Electronics Inc.-overseas		55,726		40,773		370		370
Philips-domestic		—		—		708		291
Philips-overseas		262		171		3,906		4,244
Company that has significant influence over the Company
LG Corporation		12,997		10,970		2,049		1,692
Overseas subsidiaries
LG.Philips LCD America, Inc.		56,835		22,683		—		—
LG.Philips LCD Taiwan Co., Ltd.		88,974		53,521		16		1
LG.Philips LCD Japan Co., Ltd.		98,132		130,090		152		1
LG.Philips LCD Germany GmbH.		216,760		103,637		10,619		8,886
LG.Philips LCD Nanjing Co., Ltd.		408,363		375,158		439		3,068
LG.Philips LCD Shanghai Co.,Ltd.		130,145		202,329		—		—
LG.Philips LCD Hongkong Co., Ltd.		73,932		45,863		48		48
LG.Philips LCD Poland Sp. z o.o.		1		1		—		—
Equity-method investee
Paju Electric Glass Co., Ltd.		7		—		10,149		—
Other related parties
LG Chem Ltd.		—		—		50,101		44,602
LG International – domestic		—		11		1,214		986
LG International – overseas		7,205		3,114		207,267		191,252
Serveone		2,373		—		45,654		36,792
Micron Ltd.		—		—		46,733		55,234
LG CNS		—		—		22,100		32,127
Others		19,234		21,409		12,795		9,791

Total	(Won)	1,205,849	(Won)	1,037,113	(Won)	447,440	(Won)	455,636

Significant management¹compensation costs for the three-month period ended March 31, 2006, are as follows:

(in millions of Korean won)

Short-term employee salaries	(Won)	381
Post-retirement benefits		70
Stock-based compensation		3

	(Won)	454

¹Management refers to the directors who have significant control and responsibilities on the Company’s operations and business. Total ceiling for compensation for such directors in 2006 is (Won)13.4 billion.

See Report of Independent Accountants

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

March 31, 2006 and 2005, and December 31, 2005

(Unaudited)

11.     Segment Information

The Company operates only one segment, the TFT-LCD division. Export sales represents 93 % of total sales.

The following is a summary of operations by country based on the location of the customers for the three-month periods ended March 31, 2006 and 2005.

(in millions of Korean won)

Sales	Domestic		Taiwan		Japan		America		China		Europe		Others		Total
2006	(Won)	176,391	(Won)	231,016	(Won)	319,504	(Won)	266,659	(Won)	937,132	(Won)	424,201	(Won)	62,770	(Won)	2,417,673

2005	(Won)	189,172	(Won)	160,528	(Won)	151,512	(Won)	207,548	(Won)	796,075	(Won)	236,428	(Won)	29,045	(Won)	1,770,308

See Report of Independent Accountants

LG.Philips LCD Co., Ltd.

Consolidated Balance Sheets

(Unaudited)

(in millions of Korean won, and thousands of US dollars, except for share data)

	December 31, 2005		March 31, 2006		(Note 2) March 31, 2006
Assets
Current assets
Cash and cash equivalents	(Won)	1,579,452	(Won)	1,060,124	$1,091,336
Accounts receivable, net
Trade, net		790,168		692,232	712,613
Due from affiliates		476,731		541,357	557,296
Others, net		66,202		57,815	59,517
Inventories		689,577		1,075,895	1,107,572
Deferred income taxes		5,414		13,822	14,229
Prepaid expense		23,467		74,846	77,050
Prepaid value added tax		131,230		76,120	78,361
Other current assets		84,524		120,173	123,710

Total current assets		3,846,765		3,712,384	3,821,684

Long-term prepaid expenses		83,112		119,251	122,762
Property, plant and equipment, net		9,234,104		9,374,754	9,650,766
Deferred income taxes		357,453		360,354	370,964
Intangibles, net		43,374		43,693	44,979
Other assets		51,746		55,617	57,255

Total assets	(Won)	13,616,554	(Won)	13,666,053	$14,068,410

Liabilities and Stockholders’ Equity
Current liabilities
Short-term borrowings	(Won)	308,969	(Won)	242,833	$249,982
Current portion of long-term debt		442,140		444,501	457,588
Trade accounts and notes payable
Trade		577,755		610,936	628,923
Due to affiliates		115,833		120,074	123,609
Other accounts payable
Others		1,121,042		1,008,305	1,037,992
Due to affiliates		353,514		348,229	358,482
Accrued expenses		69,968		45,927	47,279
Income taxes payables		21,788		18,529	19,075
Other current liabilities		133,950		159,304	163,994

Total current liabilities		3,144,959		2,998,638	3,086,924

Long-term debt, net of current portion		2,851,353		2,944,286	3,030,972
Long-term accrued expense		2,833		3,943	4,059
Accrued severance benefits, net		43,207		52,884	54,441

Total liabilities		6,042,352		5,999,751	6,176,396

Commitments and contingencies

Stockholders’ equity
Capital stock
Common stock : (Won)5,000 par value; authorized 400 million shares; issued and outstanding 358 million shares at December 31, 2005 and March 31, 2006		1,789,078		1,789,078	1,841,752

Capital Surplus		2,243,800		2,244,851	2,310,944

Retained earnings		3,542,691		3,603,857	3,709,962

Accumulated other comprehensive income		(1,367)		28,516	29,356

Total stockholders’ equity		7,574,202		7,666,302	7,892,014

Total liabilities and stockholders’ equity	(Won)	13,616,554	(Won)	13,666,053	$14,068,410

The accompanying notes are an integral part of these consolidated financial statements.

LG.Philips LCD Co., Ltd.

Consolidated Statements of Operations

(Unaudited)

(in millions of Korean won, and thousands of US dollars, except for share amount)

	For the three month periods ended March 31,
	2005		2006		2006
					(Note 2)
Sales
Related parties	(Won)	802,998	(Won)	940,698	$968,394
Others		1,261,048		1,530,438	1,575,497

		2,064,046		2,471,136	2,543,891

Cost of sales		2,090,143		2,295,316	2,362,895

Gross profit (loss)		(26,097)		175,820	180,996

Selling, general and administrative expenses		99,409		130,296	134,132

Operating income (loss)		(125,506)		45,524	46,864

Other income (expense)
Interest income		8,991		10,452	10,760
Interest expense		(22,820)		(35,886)	(36,943)
Foreign exchange gain (loss), net		(8,651)		17,721	18,243
Others, net		179		2,832	2,915

Total other income (expense)		(22,301)		(4,881)	(5,025)

Income before income tax expense (loss)		(147,807)		40,643	41,839

Income tax expense (benefit)		(53,298)		(20,523)	(21,127)

Net income (loss)	(Won)	(94,509)	(Won)	61,166	$62,966

Net income (loss) per common share
Basic	(Won)	(291)	(Won)	171	$0.18
Diluted	(Won)	(291)	(Won)	171	$0.18

The accompanying notes are an integral part of these consolidated financial statements.

LG.Philips LCD Co., Ltd.

Consolidated Statements of Changes in Stockholders’ Equity

(Unaudited)

(in millions of Korean won)

	Common Stock			Capital Surplus				Retained Earnings		Accumulated Other Comprehensive Income (Loss)		Total
	Shares	Amount		Additional Paid-In Capital		Unearned Compensation
Balance as of December 31, 2004	325,315,700	(Won)	1,626,579	(Won)	1,012,271	(Won)	(10,331)	(Won)	3,001,042	(Won)	33,740	(Won)	5,663,301

Issuance of Common Stock, net of issuance cost	32,500,000		162,499		1,238,841								1,401,340
Unearned Compensation
Stock compensation expense							3,019						3,019
Comprehensive income :
Net income									541,649				541,649
Cumulative translation adjustment											1,441		1,441
Net unrealized gains (losses) on derivative, net of tax											(36,548)		(36,548)

Total comprehensive income													506,542

Balance as of December 31, 2005	357,815,700	(Won)	1,789,078	(Won)	2,251,112	(Won)	(7,312)	(Won)	3,542,691	(Won)	(1,367)	(Won)	7,574,202

Issuance of Common Stock, net of issuance cost
Unearned Compensation
Stock compensation expense							1,051						1,051
Comprehensive income :
Net income									61,166				61,166
Cumulative translation adjustment											(11,639)		(11,639)
Net unrealized gains (losses) on derivative, net of tax											41,522		41,522

Total comprehensive income													91,049

Balance as of March 31, 2006	357,815,700	(Won)	1,789,078	(Won)	2,251,112	(Won)	(6,261)	(Won)	3,603,857	(Won)	28,516	(Won)	7,666,302

(in thousands of US dollars) (Note 2)

	Common Stock			Capital Surplus				Retained Earnings		Accumulated Other Comprehensive Income		Total
	Shares	Amount		Additional Paid-In Capital		Unearned Compensation
Balance as of December 31, 2005	357,815,700		$1,841,752		$2,317,389		$(7,527)		$3,646,996		$(1,407)		$5,487,341

Issuance of Common Stock, net of issuance cost
Unearned Compensation
Stock compensation expense							1,082						1,082
Comprehensive income :
Net income									62,966				62,966
Cumulative translation adjustment											(11,982)		(11,982)
Net unrealized gains (losses) on derivative, net of tax											42,745		42,745

Total comprehensive income													93,729

Balance as of March 31, 2006	357,815,700		$1,841,752		$2,317,389		$(6,445)		$3,709,962		$29,356		$7,892,014

The accompanying notes are an integral part of these consolidated financial statements.

LG.Philips LCD Co., Ltd.

Consolidated Statements of Cash Flows

(Unaudited)

(in millions of Korean won, and thousands of US dollars)

	For the three month periods ended March 31, 2006
	2005		2006		2006
					(Note 2)
Cash flows from operating activities:

Net income (loss)	(Won)	(94,509)	(Won)	61,166	$62,966

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation		403,022		618,269	636,472
Provision for severance benefits		11,759		15,650	16,111
Foreign exchange (gain) loss, net		(248)		(37,022)	(38,112)
Amortization of intangible assets		1,885		1,597	1,644
Loss on disposal of property, plant and equipment		12		1,045	1,076
Amortization of debt issuance cost		1,193		1,253	1,290
Increase in deferred income taxes assets, net		(58,753)		(27,791)	(28,609)
Others, net		2,204		9,288	9,561

Change in operating assets and liabilities:
(Increase) decrease in accounts receivable		(276,512)		34,424	35,438
(Increase) decrease in inventories		67,245		(386,318)	(397,692)
Decrease in other current assets		76,522		501	516
(Decrease) increase in trade accounts and notes payable		29,659		39,137	40,289
Increase in other accounts payable		28,588		(35,182)	(36,218)
Decrease in accrued expenses		(61,876)		(22,304)	(22,961)
Decrease in other current liabilities		(47,032)		(12,550)	(12,919)

Net cash provided by operating activities		83,159		261,163	268,852

Cash flows from investing activities:
Purchase of property, plant and equipment
Purchase from related parties		(181,518)		(332,285)	(342,068)
Purchase from others		(268,304)		(506,382)	(521,291)
Proceeds from sales of property, plant and equipment		1,664		—	—
Acquisition of intangible assets		(2,161)		(1,649)	(1,698)
Others, net		(2,354)		(4,543)	(4,677)

Net cash used in investing activities		(452,673)		(844,859)	(869,734)

Cash flows from financing activities:
Proceeds from short-term borrowings		(149,999)		(66,137)	(68,084)
Proceeds from issuance of long-term debt		516,445		146,148	150,451
Repayment on long-term debt		(5,872)		(15,324)	(15,775)
Payment of debt issuance cost		(1,458)		—	—

Net cash provided by financing activities		359,116		64,687	66,592

Effect of exchange rate changes on cash and cash equivalents		(349)		(319)	(328)

Net increase in cash and cash equivalents		(10,747)		(519,328)	(534,618)

Cash and cash equivalents:
Beginning of year		1,361,239		1,579,452	1,625,954

End of year	(Won)	1,350,492	(Won)	1,060,124	$1,091,336

The accompanying notes are an integral part of these consolidated financial statements.

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements (Unaudited)

March 31, 2005 and 2006

1.	Basis of presentation

The accompanying unaudited interim consolidated financial statements of LG.Philips LCD Co., Ltd. (“LPL”), and its consolidated subsidiaries (hereinafter collectively referred to as the “Company”) have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial information and, accordingly, do not include all of the information and note disclosures required by accounting principles generally accepted in the United States of America for complete financial statements. These financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2005. The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and reflect all adjustments of a normal, recurring nature that are, in the opinion of management, necessary for a fair presentation of results for these interim periods. The results of operations for the three months ended March 31, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006.

2.	United States dollar amounts

The Company operates primarily in Korea and its financial accounting records are maintained in Korean Won. The US dollar amounts are provided herein as supplementary information solely for the convenience of the reader. Korean Won amounts are expressed in US dollars at the rate of (Won)971.40 : US$1, the US Federal Reserve Bank of New York noon buying exchange rate in effect on March 31, 2006. The US dollar amounts are unaudited and are not presented in accordance with generally accepted accounting principles in either Korea or the United States of America, and should not be construed as a representation that the Korean Won amounts shown could be converted, realized or settled in US dollars at this or any other rate.

3.	Inventories

Inventories at December 31, 2005 and March 31, 2006 comprise the following:

(in millions of Korean won)

	December 31, 2005		March 31, 2006

Finished products	(Won)	328,823	(Won)	692,101
Work in process		166,839		180,901
Raw materials		193,915		202,893

	(Won)	689,577	(Won)	1,075,895

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements (Unaudited)

March 31, 2005 and 2006

4.	Derivative Instruments and Hedging Activities

Derivatives for cash flow hedge

During the three month periods ended March 31, 2005 and 2006, 163 and 395 foreign currency forward contracts were designated as cash flow hedges, respectively. During the three month periods ended March 31, 2005 and 2006, these cash flow hedges were fully effective and changes in the fair value of the derivatives, of (Won)46,234 million and (Won)67,897 million, were recorded in other comprehensive income. The deferred gains of (Won)67,897 million for derivatives designated as cash flow hedges are expected to be reclassified into losses within the next twelve months.

Derivatives for trading

For the three month periods ended March 31, 2005 and 2006, the Company recorded realized exchange gains of (Won)8,318 million and (Won)31,838 million and realized exchange losses of (Won)7,068 million and (Won)3,163 million, respectively, on derivative contracts designated for trading upon settlement.

In addition, for the three month periods ended March 31, 2005 and 2006, the Company recorded unrealized gains of (Won)7,905 million and (Won)8,646 million and unrealized losses of (Won)22,143 million and (Won)20,050 million, respectively, relating to these derivative contracts designated for trading.

5.	Stockholders’ equity

On March 19, 2004, at the Annual General Meeting, stockholders approved an increase of authorized shares from 200 million to 400 million and a stock split on a 2:1 basis effective on May 25, 2004. The number of issued common shares as of December 31, 2004 and 2005 are 325,315,700 and 357,815,700 respectively. These financial statements retroactively reflect the impact of the stock split.

In July 2004, pursuant to a Securities Registration Statement filed on July 16, 2004 with the Korea Exchange, the Company sold 8,640,000 shares of common stock for gross proceeds of (Won)298,080 million. Concurrently, pursuant to a Form F-1 registration statement filed on July 15, 2004 with the U.S. Securities and Exchange Commission, the Company sold 24,960,000 shares of common stock in the form of American Depositary shares (“ADSs”) for gross proceeds of US $748,800 thousands.

In September 2004, pursuant to the underwriting agreement dated July 15, 2004 , the Company sold an additional 1,715,700 shares of common stock in the form of ADSs for gross proceeds of US $51,471 thousands.

In July 2005, pursuant to a Form F-1 registration statement filed on July 22, 2005 with the U.S. Securities and Exchange Commission, the Company sold 27,900,000 shares of common stock in the form of ADSs for gross proceed of US $1,189,656 thousands ((Won)1,220,706 million).

In July 2005, pursuant to the underwriting agreement dated July 21, 2005, the Company sold 4,600,000 shares of common stock in the form of ADSs for gross proceeds of US $196,144 thousands ((Won)201,263 million).

On May 21, 2004, employees of the Company formed an employee stock ownership association, (“ESOA”), which has the right to purchase on behalf of its membership up to 20% (1,728,000 shares) of shares offered publicly in Korea, pursuant to the Korean Securities and Exchange Act.

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements (Unaudited)

March 31, 2005 and 2006

Employees purchased the shares through the ESOA with loans provided by the Company at the initial public offering price ((Won)34,500) and put under each individual employee’s account. 20% of the 20% of shares (345,600 shares) purchased by employees with loans from the Company is accounted for as a restricted stock award which vests over four years. Unearned compensation, shown as a deduction of Capital Surplus, will be amortized over the 4 year vesting period. During the three month period ended March 31, 2006, the Company recorded compensation expense of (Won)1,049 million.

6.	Stock Appreciation Plan

Effective January 1, 2005, the company adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123(R), “Share-Based Payment” (“SFAS 123(R)”). SFAS 123(R) establishes accounting for stock-based awards exchanged for employee services. SFAS No. 123(R) requires that an award that is classified as a liability to be initially measured at its grant date fair value and remeasured at fair value at the end of each reporting period until the award is settled or expires. The measurement is based on the current stock price and other relevant factors. The difference between the fair value amounts is recognized as compensation expense during the requisite service period, based on the percentage of the requisite service that the employee has rendered as of that date. In accordance with SFAS No. 123(R), compensation expense is remeasured at each reporting date, based on the fair value of the award, and is recognized as expense over the employee requisite service period.

On April 7, 2005, the Company granted 450,000 shares of stock appreciations rights (“SARs”) for selected management employees. Under the terms of this plan, management, on exercise, receive cash equal to the amount that the market price of the Company’s common stock exceeds the strike price ((Won)44,050) of the SARs. The vesting period is two years starting from the grant date, and exercisable period is April 08, 2008 through April 07, 2012.

The following table shows total stock-based compensation expense included in the consolidated statement of operations:

(in millions of Korean won)

	March 31, 2006

Cost of goods sold	(Won)	429
Selling general and administrative		587
Income tax benefits		(269)

Total stock-based compensation expense	(Won)	747

There were no capitalized stock-based compensation costs at March 31, 2006.

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements (Unaudited)

March 31, 2005 and 2006

The following tables summarize option activity under the SARs for the three month period ended March 31, 2006:

(in Korean won)

	Weighted-average exercise price		Number of shares under option	Weighted average remaining contractual life (in years)
Balance at December 31, 2005	(Won)	44,050	410,000	—
Options granted		—	—
Options exercised		—	—
Options canceled/expired		—	—

Balance at March 31, 2006	(Won)	44,050	410,000	6

Exercisable at March 31, 2006	(Won)	—	—	—

In connection with the adoption of SFAS 123(R), the company assessed its valuation technique and related assumptions. The company estimates the fair value of stock options using a Black-Scholes valuation model, consistent with the provisions of SFAS 123(R) and Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 107. Key input assumptions used to estimate the fair value of stock options include the grant price of the award, the expected option term, volatility of the company’s stock, the risk-free rate and the company’s dividend yield. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by selected managements who receive SARs, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the company under SFAS 123(R).

The fair value of SARs was estimated using a Black-Scholes valuation model with the following assumptions:

March 31, 2006
Option term (years) [1]	5
Volatility [2]	39.92%
Risk-free interest rate (Korean government bond)	5.13%
Dividend yield	0%
Weighted average fair value per option granted	(Won)18,779

[1]	The option term is the number of years that the company estimates that options will be outstanding prior to settlement.
[2]	Measured using historical weekly price changes of the Company’s stock over the respective term of the option.

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements (Unaudited)

March 31, 2005 and 2006

7.	Commitments and Contingencies

The Company is subject to several legal proceedings and claims arising in the ordinary course of business. In August 2002, the Company filed a complaint against Chunghwa Picture Tubes, Tatung Company and Tatung Co. of America, alleging patent infringement relating to liquid crystal displays and the manufacturing process for TFT-LCDs. Subsequently the Company filed a complaint against customers of Chunghwa Picture Tubes, including ViewSonic Corp., Jeans Co, Lite-On Technology Corp., Lite-On Technology International, Inc., TpV Technology and Invision Peripheral Inc. In June 2004, Chunghwa Picture Tubes filed a counter-claim against the Company in the United States District Court for the Central District of California for alleged infringement of certain patents and violation of U.S. antitrust laws. In May 2004, the Company filed a complaint against Tatung Co., the parent company of Chunghwa Picture Tubes and ViewSonic Corp. and others, claiming patent infringement of rear mountable liquid crystal display devices in the United States District of Delaware and the Patent Country Court in the United Kingdom. The Company also filed a complaint against Chunghwa Picture Tubes with the American Arbitration Association in connection with the ownership of certain patents. On November 28, 2005, the Company lost its patent infringement case against Tatung Company and ViewSonic Corp. at first instance in Patent Country Court in United Kingdom, and the Company is preparing the appeal against the decision of U.K. Court. In January 2005, Chunghwa Picture Tubes filed a complaint for patent infringement against the Company.

On May 13, 2005, the Company also filed a complaint against Chunghwa Picture Tubes, Tatung Company and Viewsonic Corporation, alleging patent infringement related to liquid crystal display and the manufacturing process for TFT-LCDs in the United States District of Delaware. On September 20, 2005 the United States District Court for the Central District of California dismissed the patent case against Tatung Company and other defendants regarding the patent infringement by Chunghwa Picture Tubes relating to side mounting patent. Thereafter, the Company has revised its claim and has refiled the above complaint including the side mounting patent. The Company’s management does not expect that the outcome in any of these legal proceedings, individually or collectively, will have any material adverse effect on the Company’s financial condition, results of operations or cash flows.

The Company sells a significant portion of products based on non-binding long-term supply agreements to LGE and Philips, who are currently the largest shareholders of the Company. These agreements are for three-year terms, with automatic renewals. These agreements expired in 2004. The Company has reentered into a formal master agreement with Philips.

As of December 31, 2004, the Company has a trademark license agreement with LG Corporation and Philips Electronics. Under this agreement, the Company has to pay some portion of revenue as a license fee. This agreement is for three-year terms and shall expire at the end of year 2007.

The Company has bank overdraft agreements with various banks amounting to (Won)59,000 million and has a Revolving Credit Facility Agreements with Shinhan Bank and others amounting to (Won)300,000 million and US$100 million at March 31, 2006. The Company has a zero balance with respect to these facilities at March 31, 2006.

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements (Unaudited)

March 31, 2005 and 2006

LG. Philips LCD America, Inc. has entered into a line of credit agreement, up to US $10 million with Comerica Bank. LG. Philips LCD Japan Co., Ltd. And LG.Philips LCD Taiwan Co., Ltd. are provided with repayment guarantees from Mitsubishi UFJ Bank and ABN AMRO Bank amounting to JP¥1,000 million and NTD 40 million relating to its local tax payments.

As of December 31, 2004, in relation to its TFT-LCD business, the Company has technical license agreements with Semiconductor Energy Laboratory Co., Ltd. and others. The licensing agreements generally require royalty payments based on a specific percentage of sales. Costs are accrued by the Company as the sales of the specified products are made. Royalty expenses charged to cost of sales under these licensing agreements totaled (Won)9,335 million and (Won)6,858 million for the three month periods ended March 31, 2005 and March 31, 2006 respectively.

8.	Net Income (Loss) Per Share

Net income (loss) per share for the three month periods ended March 31, 2005 and 2006 is calculated as follows:

(In millions, except for per share amount)

	2005		2006
Net income (loss) as reported on the income statements	(Won)	(94,509)	(Won)	61,166
Weighted-average number of common shares outstanding		325		358

Net income (loss) per share	(Won)	(291)	(Won)	171

Convertible bonds, which have a potentially dilutive effect by decreasing net income allocated to common stock, were excluded from the computation of diluted EPS since they did not have a dilutive effect.

9.	Supplemental Cash Flows Information

Supplemental cash flows information for the three month periods ended March 31, 2005 and 2006 is as follows:

(in millions of Korean won)

	2005		2006
Non-cash investing and financing activities:
Other accounts payable arising from the purchase of property, plant and equipment	(Won)	1,256,153	(Won)	1,017,116

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG.Philips LCD Co., Ltd.
(Registrant)

Date: May 15, 2006	By:	/s/ Ron H. Wirahadiraksa
(Signature)
	Name:	Ron H. Wirahadiraksa
	Title:	Joint Representative Director /
President & Chief Financial Officer